UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

American HomePatient, Inc.
(Name of Subject Company (Issuer))

American HomePatient, Inc.
(Names of Filing Persons (Issuer))

Common Stock, par value $0.01 per share
(Title of Class of Securities Underlying Common Stock)
942683103
(CUSIP Number of Class of Securities)

Stephen L. Clanton
Chief Financial Officer and Executive Vice President
American HomePatient, Inc.
5200 Maryland Way
Brentwood, TN 37027
Telephone: (615) 221-8884
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$13,989,190.63	$997.43

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American HomePatient, Inc. (the “Company”) as well as any Shares subject to any outstanding options, or as of June 24, 2010 a total of 20,879,389 Shares, at a purchase price of $0.67 per Share, net to the seller in cash.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $997.43
Form or Registration No.: Schedule TO (File No. 005-42184)
Filing Party: American HomePatient, Inc.
Date Filed: July 7, 2010
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐      third-party tender offer subject to Rule 14d-1.
☑      issuer tender offer subject to Rule 13e-4.
☑      going-private transaction subject to Rule 13e-3.
☐      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
          ☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
          ☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 3 amends and supplements the Tender Offer Statement (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2010 by American HomePatient, Inc., a Nevada corporation, as amended by Amendment No. 1 filed with the SEC on July 22, 2010 and Amendment No. 2 filed with the SEC on August 5, 2010. The Schedule TO relates to the offer by American HomePatient, Inc., a Nevada corporation, to purchase all of its outstanding shares of common stock, par value $0.01 per share (the “Shares”), at $0.67 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     This Amendment No. 3 amends and restates only the items and exhibits to the Schedule TO as described below. Unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 3, the information contained in the Schedule TO remains unchanged.
Item 4. Terms of the Transaction
Regulation M-A Item 1004(a) through (b)
     (1) The first bullet under “What are the most significant conditions to the offer?” in “Summary Term Sheet” of the Offer to Purchase is hereby amended and replaced in its entirety by the following:
“there being validly tendered, and not withdrawn prior to the expiration of the offer, a number of shares that, when added to the shares already owned by Highland, represents at least 80% of the shares outstanding (we refer to this condition as the “80% Condition”); ”
     (2) Condition (A) in “The Offer—Section 10—Conditions of the Offer” of the Offer to Purchase is hereby amended and replaced in its entirety by the following:
“(A) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by Highland, represents at least 80% of the fully diluted Shares outstanding immediately prior to the expiration of the Offer (the “80% Condition”);”
     (3) The Offer to Purchase is hereby amended by replacing the term “90% Condition” everywhere it appears with the term “80% Condition”.
     (4) The second sentence of the second to last paragraph in “The Offer—Section 10—Conditions of the Offer” of the Offer to Purchase is hereby amended and replaced in its entirety by the following:
“Accordingly, we believe that the 80% Condition would be satisfied if at least 5,685,548 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.”
     (5) The first sentence of the second paragraph on the cover page of the Offer to Purchase is hereby amended and replaced in its entirety by the following:
“The Offer is conditioned upon, among other things: (i) that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by Highland, represents at least 80% of the Shares outstanding immediately prior to the expiration of the Offer; (ii) that the total amount payable by the Company to holders of Shares, upon acceptance for payment of Shares, shall not exceed $6,527,000 (plus the exercise price received by the Company for any options exercised between April 27, 2010 and the expiration date of the Offer); and (iii) that simultaneously with the closing of the Offer, our Senior Debt shall be restructured into two four-year secured term loans on terms set forth in the term sheet attached as Schedule G hereto.”
Item 11. Additional Information
Regulation M-A Item 1011
     (1) Items 1 through 11 of the Schedule TO are amended and supplemented to include the following:
“In accordance with the terms of the Offer, on August 25, 2010, the Company extended the Offer until 5:00 P.M. New York City, New York time on Wednesday, September 1, 2010, unless further extended. In connection with such extension, Highland and the Company agreed to modify one of the conditions of the Offer. The full text of the press release issued by the Company on August 26, 2010 announcing the Offer’s extension and a modification of a condition to the Offer is filed as Exhibit (a)(5)(xi) to the Schedule TO.”
Item 12. Exhibits
Regulation M-A Items 1016(a), (b), (d), (g) and (h)
The following exhibits are filed herewith:

Exhibit
No.	Description
(a)(1)(i)	Offer to Purchase, dated July 7, 2010.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement as published July 7, 2010 in the Investor’s Business Daily.*

(a)(2)(i)	Press Release issued by the Company on April 28, 2010 (incorporated by reference to the Form 8-K filed by the Company with the SEC on April 28, 2010).

(a)(2)(ii)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on April 28, 2010).

(a)(2)(iii)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 11, 2010).

(a)(2)(iv)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 25, 2010).

(a)(2)(v)	Press Release issued by the Company on July 7, 2010.*

(a)(3)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) above).

(a)(5)(i)	Analysis of Raymond James & Associates, Inc. dated May 28, 2009.*

(a)(5)(ii)	Analysis of Raymond James & Associates, Inc. dated June 5, 2009.*

Exhibit
No.	Description
(a)(5)(iii)	Analysis of Raymond James & Associates, Inc. dated June 30, 2009.*

(a)(5)(iv)	Precedents Analysis of Raymond James & Associates, Inc. dated June 30, 2009.*

(a)(5)(v)	Presentation by Raymond James & Associates, Inc. to the Special Committee on April 27, 2010.*

(a)(5)(vi)	Presentation by Raymond James & Associates, Inc. to the Special Committee on June 30, 2010.*

(a)(5)(vii)	Analysis of Raymond James & Associates, Inc. dated March 25, 2010.**

(a)(5)(viii)	Analysis of Raymond James & Associates, Inc. dated May 19, 2009.**

(a)(5)(ix)	Press Release dated August 4, 2010.***

(a)(5)(x)	Press Release dated August 4, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 5, 2010).

(a)(5)(xi)	Press Release dated August 26, 2010.

(d)(1)	Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed on April 5, 2004).

(d)(2)	Amendment No. 1 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(3)	Amendment No. 2 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 3, 2008).

(d)(4)	1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(5)	Amendment No. 1 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(6)	Amendment No. 2 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(7)	Form of Nonqualified Stock Option Grant under the Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan.*

(d)(8)	Form of Nonqualified Stock Option Grant under the 1995 Nonqualified Stock Option Plan for Directors.*

(d)(9)	Restructuring Support Agreement dated April 27, 2010 between the Company, Highland, and the Company’s senior lenders (incorporated by reference to Schedule F of Exhibit (a)(1)(i) above).

(d)(10)	Employment Agreement dated November 26, 2008 between the Company and Joseph F. Furlong, III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 26, 2008).

(d)(11)	Employment Agreement effective January 21, 2005 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 26, 2005).

Exhibit
No.	Description
(d)(12)	Employment Agreement effective February 9, 2005 between the Company and Frank Powers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 28, 2005).

(d)(13)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(14)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Frank Powers (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(15)	Offer Letter accepted by James P. Reichmann on June 18, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(16)	Confidentiality, Non-Competition and Severance Pay Agreement dated June 18, 2007 with James P. Reichmann (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(17)	Offer Letter accepted by Robert J. Benson on June 19, 2008.*

(d)(18)	Confidentiality, Non-Competition and Severance Pay Agreement dated April 24, 2009 with Robert J. Benson.*

(g)	None.

(h)	None.

*	Previously filed with Schedule TO filed with the SEC on July 7, 2010.

**	Previously filed with Amendment No. 1 to Schedule TO filed with the SEC on July 22, 2010.

***	Previously filed with Amendment No. 2 to Schedule TO filed with the SEC on August 5, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN HOMEPATIENT, INC.
By:	/s/ Stephen L. Clanton
	Name:	Stephen L. Clanton
	Title:	Chief Financial Officer and Executive Vice President

     Dated: August 26, 2010